SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _______________ TO _______________

Commission file number 001-15014

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNITED STATES EMPLOYEES’ SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN
(Full title of the Plan)

One Sun Life Executive Park
Wellesley Hills, Massachusetts 02481
(Address of the Plan) (Zip Code)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SUN LIFE FINANCIAL INC.
(Name of the Issuer)

150 King Street, West, Suite 1400
Toronto, Ontario Canada M5H 1J9
(Address of the Issuer's Principal Executive Office) (Zip Code)

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

Items 1-3. The audited statement of financial condition and the audited statement of income and changes in plan equity are omitted pursuant to Item 4 of Form 11-K.

Item 4. Financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA:

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
UNITED STATES EMPLOYEES’ SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN

INDEX TO FORM 11-K

Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004:

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6-10

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2005:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	11

SIGNATURES	12

INDEX TO EXHIBITS	13

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants
Sun Life Assurance Company of Canada (U.S.)
United States Employees’ Sun Advantage Savings
and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Sun Life Assurance Company of Canada (U.S.) United States Employees’ Sun Advantage Savings and Investment Plan (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Plan as of December 31, 2005 and 2004, and the changes in financial position for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Boston, Massachusetts
June 28, 2006

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
UNITED STATES EMPLOYEES’ SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:
Participant-directed investments, at fair value:
Mutual funds	$ 120,700,166	$ 117,992,841
Vanguard Retirement Savings Trust III	51,830,958	41,974,206
Sun Life Financial Inc. Stock Fund	5,941,287	3,925,498
Participant loans	2,931,184	2,793,123
Cash	283,264	235,406

Total investments	181,686,859	166,921,074

Contributions receivable	292,900	-

NET ASSETS AVAILABLE FOR BENEFITS	$181,979,759	$ 166,921,074

See notes to financial statements.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
UNITED STATES EMPLOYEES’ SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004

ADDITIONS:
Investment activity:
Net appreciation in fair value of investments	$ 3,111,390	$ 8,858,849
Interest	2,007,814	1,702,781
Dividends	4,686,884	3,767,574

Total investment activity	9,806,088	14,329,204

Contributions:
Employer	4,801,336	4,501,005
Participants	13,660,181	13,395,158
Employee rollovers	833,795	2,041,618

Total contributions	19,295,312	19,937,781

Total additions	29,101,400	34,266,985

DEDUCTIONS:
Benefits paid to participants	14,042,715	10,618,299

NET INCREASE	15,058,685	23,648,686

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	166,921,074	143,272,388

End of year	$ 181,979,759	$ 166,921,074

See notes to financial statements.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
UNITED STATES EMPLOYEES’ SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004

1.	DESCRIPTION OF THE PLAN

The following brief description of the Sun Life Assurance Company of Canada (U.S.) United States Employees’ Sun Advantage Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete description of the Plan’s provisions.

General - The Plan was originally established on April 1, 1986 by Sun Life Assurance Company of Canada (the "Corporation") for the benefit of its U.S. employees and the U.S. employees of its subsidiaries that elected to become participating employers under the Plan. The purpose of the Plan is to permit eligible employees of the Corporation and participating employers to defer and receive employer-matching contributions in order to provide funds for employees in the event of death, disability, unemployment and retirement. Any employee, 21 years or older, is eligible to become a participant in the Plan as soon as administratively feasible after his or her first day of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Effective January 1, 2002, the Corporation transferred sponsorship of the United States Employees’ Sun Advantage Savings and Investment Plan to its then wholly-owned subsidiary Sun Life Assurance Company of Canada (U.S.) (the "Company" or "Plan Sponsor").

Contributions - Once an employee becomes eligible to participate in the Plan, he or she may elect to become a participant by entering into a salary reduction agreement. The agreement provides that the participant agrees to accept a reduction in compensation in an amount equal to 1% to 60% of his or her compensation. During 2002, the Plan adopted Age 50 Catch Up Contributions as a result of the Economic Growth and Tax Relief Reconciliation Act of 2001. Contributions are subject to certain Internal Revenue Code ("IRC") limitations. Participants also may contribute amounts representing distributions from other qualified defined benefit or defined contribution plan.

Participating employers contribute an amount equal to 50% of the first six percent of compensation that a participant contributes to the Plan.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the participating employer’s matching contribution, and allocations of Plan earnings, and charged with an allocation of Plan losses and investment related expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. Participant selections of one or more of the investment options must be in multiples of 1%. Participating employer matching contributions are invested in accordance with participant investment allocations. The Plan currently offers several mutual funds, the Sun Life Financial Inc. Stock Fund (Party-In-Interest), and a stable value fund as investment options for participants.

Vesting - Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the participating employer’s matching contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after five years of credited service. A participant is fully vested in his or her share of the participating employer matching contributions upon retirement at normal retirement age or older, disability, or death, regardless of the length of service.

Participant Loans - A participant may borrow up to 50% of his or her vested account balance with a maximum loan balance of $50,000. Repayment is effected through payroll deductions over a period of one to five years for non-mortgage loans and over a period of one to 15 years for mortgage loans. Loan repayments are credited against investments, as allocated in the participant’s account. The loans are secured by the balance in the participant’s account and bear interest at local prevailing rates at the time funds are borrowed. At December 31, 2005 interest rates range from 4% to 9.5%. Maturity dates are through November 7, 2020.

Payment of Benefits - The Plan provides for normal retirement benefits to be paid to participants who have reached the age of 65. If the participant’s service with the participating employer terminates, other than by reason of retirement, the participant may elect to receive his or her distribution following his or her termination of employment. Distributions will be made in installments or in a lump sum, except if the participant’s account balance is $5,000 or less, in which case payment will only be made in a lump sum.

Forfeitures - In the event that a participant terminates service prior to completing five years with the participating employer, the nonvested portion of his or her account will be forfeited. At December 31, 2005 and 2004 forfeited nonvested accounts totaled $1,591,380 and $1,359,789, respectively. These accounts will be used to reduce future participating employer matching contributions. During the years ended December 31, 2005 and 2004, participating employer contributions were not reduced from forfeited nonvested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan invests in various investment instruments, including mutual funds, collective trusts, and stocks. Investment securities in general, are exposed to various risks, such as interest rate, credit, and market risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value based on quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Investments in common collective trusts, Vanguard Retirement Savings Trust III generally are valued at contract value established by the trustee, which generally is based on the fair value of the underlying assets. Participant loans are stated at outstanding principal plus accrued interest, which approximates fair value.

The Vanguard Retirement Savings Trust III is a fully benefit responsive guaranteed investment contract fund. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The approximate average yield and crediting interest rates were 4.20% and 4.08% for 2005 and 2004, respectively, which were based on interest rates of the underlying portfolio of assets.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan Sponsor.

Excess Contributions Payable - The Plan is required to return contributions received during the Plan year in excess of IRC limits.

3.	PLAN ADMINISTRATOR AND TRUSTEE

The U.S. Benefit Plans Committee (the "Committee") is the named Plan Administrator of the Plan. At December 31, 2005, the Committee consisted of six members: Janet V. Whitehouse, Keith Gubbay, Robert J. De Clercq, John T. Donnelly, Teresa A. Vellante Ham and Michael E. Shunney. State Street Bank and Trust Company is the named Trustee of the Sun Life Assurance Company of Canada (U.S.) United States Employees’ Sun Advantage Savings and Investment Trust.

4.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter dated October 29, 2002, in which the Internal Revenue Service stated that the Plan and related trust as then designed were in compliance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. However, the Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

6.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31 were as follows:

	2005	2004
Mutual funds:
MFS Growth Opportunities Fund	$14,395,652	$16,220,854
Massachusetts Investors Trust	N/A	13,629,604
MFS Total Return Fund	16,475,123	15,687,792
Fidelity Blue Chip Growth Fund	20,062,455	20,618,743
JP Morgan Capital Growth Fund	13,482,996	12,461,992
Vanguard 500 Index Fund Admiral Shares	11,024,019	N/A
Collective trusts:
Vanguard Retirement Savings Trust III	51,830,958	41,974,206

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated in value by $3,111,390 and $8,858,849, respectively, as follows:

Fund Name	Investment Type	2005	2004

Vanguard Retirement Savings Trust III	Stable Value	$ 3,487	$ 8,209
Vanguard Total Bond Market Index Admiral Shares	Fixed Income	(44,676)	(1,966)
MFS Government Securities Fund	Fixed Income	(96,649)	(21,891)
MFS High Income Fund	Fixed Income	(293,476)	67,590
MFS Total Return Fund	Balanced	(645,632)	862,627
T. Rowe Price Equity Income Fund	Equity	(95,367)	237,831
Vanguard 500 Index Fund Admiral Shares	Equity	352,406	584,715
Selected American Shares	Equity	99,830	25,465
Massachusetts Investors Trust	Equity	385,544	1,304,745
Fidelity Blue Chip Growth Fund	Equity	681,980	1,072,700
MFS Growth Opportunities Fund	Equity	99,912	1,502,302
T. Rowe Price Mid-Cap Value Fund	Equity	57,035	14,208
JP Morgan Capital Growth Fund	Equity	190,387	335,021
Fidelity Low-Priced Stock Fund	Equity	84,002	1,032,139
Fidelity Small Cap Stock Fund	Equity	34,703	22,380
Fidelity Advisor Diversified International Fund	International Equity	332,807	48,173
T. Rowe Price International Stock Fund	International Equity	1,058,505	800,665
Sun Life Financial Inc. Stock Fund	Common Stock	906,592	963,936
Total		$ 3,111,390	$ 8,858,849

7.	EXEMPT PARTY-IN-INTEREST

An affiliate of the sponsor manages several mutual fund investment options within the Plan. These investments include MFS Growth Opportunities Fund, MFS High Income Fund, MFS Government Securities Fund and MFS Total Return Fund, each of which is an investment company registered under the Investment Company Act of 1940. Investment advisory fees may be paid from the funds to the sponsor affiliates.

Certain Plan investments are managed by the Company’s affiliates. At December 31, 2005 and 2004, the Plan held 148,051 and 117,668 shares, respectively, of common stock of Sun Life Financial Inc., an affiliate of the Plan Sponsor, with cost bases of $4,322,297 and $2,966,059, respectively. During the years ended December 31, 2005 and 2004, the Plan recorded dividend income of $78,478 and $73,790, respectively. These transactions qualified as permitted party-in-interest transactions.

8.	SUBSEQUENT EVENT

On January 1, 2006 the plan was amended and restated to establish a Retirement Income Account for certain participants of the United States Employees’ Retirement Income Plan ("Defined Benefit Plan") as the Defined Benefit Plan was frozen as of December 31, 2005. These eligible participants of the Defined Benefit Plan will now have future additional employer contributions made to the Plan.

* * * * * *

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
UNITED STATES EMPLOYEES’ SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005
(a)	(b) Identity of Issue,	(c) Description of Investment,	(d) Cost**	(e) Current
	Borrower, Lessor	Including Collateral, Rate		Value
	or Similar Party	of Interest, Maturity Date,
		Par or Maturity Value
	Vanguard	Retirement Savings Trust III -
		51,830,958 shares		$51,830,958

		Mutual funds:
*	Massachusetts Financial Services	MFS Growth Opportunities Fund -
		1,613,862.233 shares		14,395,652
		MFS High Income Fund -
		1,432,195.208 shares		5,442,341
		MFS Government Securities Fund -
		487,618.859 shares		4,642,131
		MFS Total Return Fund -
		1,071,901.259 shares		16,475,123
		Massachusetts Investors Trust -
		0 shares		0
	Fidelity Investments	Fidelity Blue Chip Growth Fund -
		464,839.103 shares		20,062,455
		Fidelity Low-Priced Stock Fund -
		163,365.999 shares		6,671,867
		Fidelity Small Cap Value Fund -
		128,416.596 shares		2,350,024
		Fidelity Advisor Diversified International -
		229,784.932 shares		4,910,505
	Vanguard	Vanguard 500 Index Fund Admiral Shares -
		95,927.767 shares		11,024,019
		Vanguard Total Market Bond Index Fund Admiral Shares-
		247,769.926 shares		2,492,565
	JP Morgan	JP Morgan Capital Growth Fund -
		344,569.279 shares		13,482,996
	T. Rowe Price	International Stock Fund -
		582,622.336 shares		8,616,984
		Equity Income Fund -
		160,749.106 shares		4,166,617
		Mid Cap Value Fund -
		175,374.182 shares		4,100,248
	Selected American Shares	Selected American Shares -
		46,387.63 shares		1,866,639
		Total mutual funds		120,700,166
*	Sun Life Financial	Sun Life Financial Inc. Stock Fund -
		148,051 shares		5,941,287
*	Plan participants	Loans to participants, secured by underlying
		Participant account balances, interest rates
		from 4.00% to 9.50%, maturity dates
		through 2020		2,931,184
		Cash - State Street Research Short Term Investment Fund - 283,264.04 shares		283,264
		Contribution Receivable		292,900
		TOTAL INVESTMENTS		$181,979,759

* Party-in-interest. ** Cost is not required for participant directed investments and therefore has not been included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED STATES EMPLOYEES’ SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN
(Name of Plan)

By: /s/ Janet V. Whitehouse
Janet V. Whitehouse
Chairperson, U.S. Benefit Plans Committee

By: /s/ Keith Gubbay
Keith Gubbay
Member, U.S. Benefit Plans Committee

By: /s/ Robert J. De Clercq
Robert J. De Clercq
Member, U.S. Benefit Plans Committee

By: /s/ John T. Donnelly
John T. Donnelly
Member, U.S. Benefit Plans Committee

By: /s/ Teresa A. Vellante Ham
Teresa A. Vellante Ham
Member, U.S. Benefit Plans Committee

By: /s/ Michael E. Shunney
Michael E. Shunney
Member, U.S. Benefit Plans Committee

Dated: June 28, 2006

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm